METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2023

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-68075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Metropolitan Capital Investment Banc, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 East Ontario
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Norman Rainey	312 640 2316	nrainey@metcapbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, 11th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09-24-2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Frank P. Novel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Metropolitan Capital Investment Banc, Inc._____, as of ___12/31_____, 2_023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _J Novel_____

Title:
President

_Theresa Chan_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

December 31, 2023

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders of Metropolitan Capital Investment Banc, Inc.
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Metropolitan Capital Investment Banc, Inc.'s auditor since 2020.

New York, New York
March 29, 2024

1.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2023

Assets

Cash	$	140,531
Due from clearing broker		116,528
Accounts receivable		81,893
Note receivable		195,730
Prepaid expenses		37,746
Other assets		75,325
Total Assets	$	647,753

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$	13,705
Total Liabilities		13,705

Shareholder's Equity

Common stock, $50 par value, 100,000 shares authorized,	
7,360 shares issued and outstanding	368,000
Additional paid-in-capital	204,048
Retained earnings	62,000
Total Shareholder's Equity	634,048
Total Liabilities and Shareholder's Equity	$ 647,753

See accompanying notes to financial statements

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has an account designated for "Exclusive benefit of customers" to hold customer funds at Metropolitan Capital Bank & Trust (the "Bank"), another wholly owned subsidiary of the Parent and affiliate of the Company. There was no activity during the year in this account.

The Company is primarily engaged in investment banking and advisory services.

NOTE 2- Summary of Significant Accounting Policies

Financial Instruments – Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Accounts receivable: Accounts receivable resulting from performing investment banking and advisory services are based on executed agreements and recognized in accordance with revenue recognition criteria described in Note 2. As of December 31, 2023, these amounts consist of an $81,893 receivable from customers. In consideration of the historical loss-rate of zero since inception of this asset class, while considering current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance for credit loss to be not material. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Note receivable: Note receivable consists of one note receivable from an unrelated party for $195,730. The note receivable matures in less than one year on February 10, 2024, with principal and interest due at maturity. Subsequent to the note's maturity, the note was amended to extend the maturity until June 10, 2025. The Company has the option to convert the note receivable to ownership interests in the borrower. In consideration of current and future economic conditions and the short duration of the note, the Company assesses the risk of default from the unrelated party to be remote and considers any resultant allowance for credit loss to be not material.

Due from clearing broker

The amount shown as due from clearing broker represents funds due from Maplewood Investment Advisors, Inc. as clearing broker, and consists of cash deposits of $100,000 as well as a money market fund of $16,528 as of December 31, 2023. The Company has no historical losses from clearing organizations and there are no reasonable and supportable forecasts that results in expected nonpayment. The Company has no reserve allocated to due from clearing broker at December 31, 2023.

Fair Value Measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The money market fund included in due from broker was considered a Level 1 instrument on fair value hierarchy.

Allocation of Expenses

The Company entered into an expense sharing agreement with the Parent and the Bank, in 2008, a team member reimbursement agreement in 2019 and a service agreement most recently updated in 2020 (collectively the "Sharing Agreements"). In accordance with the Sharing Agreements, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Chicago, Illinois are allocated to the Company from the Parent and the Bank.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits in other financial institutions, and certificates of deposit with maturities less than 1 year. Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses to date regarding these excess balances.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has a tax sharing agreement with the Parent, whereby it reimburses the Parent for the federal, state, and local income tax expense incurred from the results of the Company's operations; and the Parent reimburses the Company for tax benefits incurred from the results of operations. As of December 31, 2023, the Company was owed $2,811 from the Parent that was incurred from the results of operations, which is

included with the affiliate related receivable and the aggregate is reflected as an "Other asset" on the statement of financial condition.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company is subject to examination by United States federal and state tax authorities for the current and three prior tax years. For the year ended December 31, 2023 management has determined there are no material uncertain income tax positions.

NOTE 3- Related Party Transactions

In accordance with the Sharing Agreements, the Company recognizes expenses incurred by the Parent and the Bank on the Company's behalf, and those expenses are reflected in the Statement of Operations.

As of December 31, 2023, the Company carried amounts due to and due from the Parent and the Bank as follows:

Due to (due from) affiliates:	
Current tax receivable	($2,811)
Deferred tax asset	-
Due from affiliates	$ (2,811)

Under the terms of a service agreement, which became effective in August 2009 when the Company became a member of FINRA and was most recently updated in 2020, the Company reimburses the Bank for services and shared expenses specified in the agreement. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer. For the year ended December 31, 2023, the Company did not receive any referral fees from the Bank.

At December 31, 2023, the Company had $10,774 of cash on deposit at the Bank, which is included in Cash in the Statement of Financial Condition.

NOTE 4- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Deferred tax assets and liabilities consist of accrued commissions payable. The Parent and the Company are not subject to examination by taxing authorities for years before 2019.

The Parent and the Company are subject to U.S. federal income tax; Illinois, California and New York state income tax, as well as New York city income tax.

NOTE 5- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. For the year ended December 31, 2023, the Company was required to maintain minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2023, the Company had net capital of $245,009, which exceeded its minimum net capital requirement by $145,009. The Company's ratio of aggregate indebtedness to net capital was 5.59% at December 31, 2023.

NOTE 6- Contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company is currently undergoing a regulatory examination. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7- Note Receivable

The Company has a convertible note receivable with an unrelated party which it entered into on August 5, 2021 and subsequently amended on February 10, 2023, that has a principal face amount of $391,460 and is recorded at the amount cash disbursed of $195,730 as of December 31, 2023. The amount available to be disbursed of $195,730 is available to the borrower in the form of Parent Company stock. As of December 31, 2023, no equity in the Parent had been disbursed. The note bears interest at 8% and matures on February 10, 2024. No payments are required prior to maturity. Principal on the note may be converted into membership interests of the borrower at the conversion rate. The conversion rate is 125% of the outstanding principal amount of the note and is convertible upon maturity of the note. The amount of membership interest percentage obtained through conversion is based on the lower of the initial valuation of the borrower or the lowest price paid for membership interests for the Borrower's subsidiary during the period of the note. The borrower may not prepay this note. Subsequent to the note's maturity, the note was amended to extend the maturity until June 10, 2025.

NOTE 8- Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss of $228,765 for the year ended December 31, 2023. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.